

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2021

Lindsay A. Rosenwald, M.D.
Executive Chairman, Chief Executive Officer and President
Fortress Biotech, Inc.
2 Gansevoort Street, 9th Floor
New York, New York 10014

> **Re: Fortress Biotech, Inc.**
> **Registration Statement on Form S-3**
> **Filed July 23, 2021**
> **File No. 333-258145**

Dear Dr. Rosenwald:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Chris Edwards at 202-551-6761 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Mark F. McElreath